 November 20, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Ada D. Sarmento, Esq.

Re:	INmune Bio Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 26, 2018 File No. 333-227122

Dear Ms. Sarmento:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 14, 2018 relating to the draft registration statement submitted by INmune Bio Inc. referenced above. Also filed is Amendment No. 3 the Registration Statement which has been revised in response to the staff’s comments. Please also note that Amendment No. 3 has been updated to reflect the financial information for quarter ended September 30, 2018.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 33

Amendment to Form S-1 filed October 29, 2018

Exhibits

1. Please file an opinion of counsel that opines as to the warrants being registered. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19, available on the Commission’s website.

Response:

Counsel’s opinion has been revised to opine to the warrants.

2. Please file a revised legal opinion that is not qualified as to jurisdiction. While counsel may write a legality opinion under Nevada law, it should not indicate in the opinion that is admitted to practice only in New York. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

Response.

Counsel’s opinion has been revised in response to the staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq., of Sichenzia Ross Ference LLP at (212) 981-6772.

Very truly yours,

By:	/s/ David Moss
David Moss